UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-31863

COMPUTER ACCESS TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

3385 Scott Boulevard, Santa Clara, California 95054

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Computer Access Technology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 2004

/s/ Carmine Napolitano By: Carmine Napolitano Title: Chief Executive Officer and President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Effective October 29, 2004 and pursuant to an Agreement and Plan of Merger, dated as of September 1, 2004, among LeCroy Corporation, a Delaware corporation (“LeCroy”), Cobalt Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of LeCroy (“Cobalt”), and Computer Access Technology Corporation (“CATC”), the acquisition of CATC by LeCroy was completed. The acquisition was effected by the merger of Cobalt with and into CATC, with CATC continuing as the surviving corporation and a wholly-owned subsidiary of LeCroy (the “Merger”). Each share of CATC common stock, par value $0.001 per share, issued and outstanding at the effective time of the Merger was converted into the right to receive $6.00 in cash, without interest, and cancelled on exercise of such right.

In view of completion of the Merger, CATC requests termination of its registration and will not continue to report under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.